Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

March 22, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telestone Technologies Corporation Form 10-K Filed March 30, 2012 File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response to the discussions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) held on March 14, 2013 (the “Conference Calls”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”).

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby furnishes the following documents to the Staff, included as appendices hereto:

Appendix A:  Statement of the Audit Committee of the Board of Directors of the Company Regarding Accounting Methodology for Report on Form 10-K

Appendix B:  Minutes of Meeting of the Audit Committee of the Board of Directors of the Company, dated March 5, 2013

Appendix C:  Minutes of Meeting of the Management of the Company, dated March 1, 2013

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer

Telestone Technologies Corporation

Audit Committee of the Board of Directors

Statement Regarding Accounting Methodology for Report on Form 10-K

The undersigned, being all the members of the Audit Committee of the Board of Directors (the “Audit Committee”, “we”, “our”, or “us”) of Telestone Technologies Corporation (the “Company”, “Telestone”, or “it”), in response to comments received from the United States Securities and Exchange Commission (the “SEC”), hereby state our opinion that the accounting methodology the Company uses in its report on Form 10-K is correct, for the following reasons:

Telestone’s revenue recognition principles are consistent with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for the following reasons:

1.              There is convincing evidence, which includes signed sales contracts, that shows an existing customer relationship between Telestone and its customers;

2.              Products have been delivered and/or the services have been rendered to Telestone’s customers, and Telestone has confirmations of the acceptance of such products and/or services;

3.              Selling prices provided by the Company to its customers are fixed or can be determined, as the prices stipulated in Telestone’s sales contracts are fixed; and

4.              Collectibility of payments is reasonably assured.

With respect to the fourth point above, we would like to provide three supporting grounds, as listed below:

1.              After repeated communications with Telestone’s management, the Audit Committee has confirmed that the collectability of the Company’s accounts receivable is certain;

2.              Accounts receivable have successfully been collected throughout Telestone’s history;

3.              Accounts receivable can successfully be collected from Telestone’s primary customers, who are the three largest state-owned telecom carriers in China and whose creditworthiness is extremely high.

Thus, the Audit Committee has found no basis under U.S. GAAP for recommending that the Company alter its accounting methodology. Furthermore, the Audit Committee has not found any other reason to change the Company’s accounting methodology for preparing its financials, as such accounting methodologies have been employed for more than 10 years.

We also note that a change in Telestone’s accounting methodology in the Company’s Form 10-K would be disruptive and endanger the Company’s operations (for instance, by changing its credit rating). In addition, such an accounting change would have substantial consequences for the Company’s suppliers, customers, investors, and many other stakeholders. We have considered the SEC’s inquiry quite seriously in terms of U.S. GAAP, from the point of view of the Company and its investors, and in terms of the resulting consequences of modifications to the Company’s accounting methodologies, and we believe there is not sufficient cause for the Company to change the methodology it uses in preparing its financials.

Sincerely,

Yanping He, Telestone, Audit Committee Chairman

Mr. Guanghui Cheng, Audit Committee Member

Mr. Guangjun Lu, Audit Committee Member

Telestone Technologies Corporation

Audit Committee of the Board of Directors

Meeting Minutes

Dial-In Information:                    Provided prior to the call

Meeting Time:                              2 p.m., March 5, 2013 (Beijing time)

Meeting Place:                             Teleconference

Meeting Subject:                                  Conference call of the Audit Committee of the Board of Directors (the “Audit Committee” or “it”) of Telestone Technologies Corporation (“Telestone” or the “Company”) concerning accounting methods

Meeting Leader:                           Mr. Yuanping He, Chairman of the Audit Committee

Participants:

Title	Name
Independent Director, Audit Committee	Mr. Yuanping He
Independent Director, Audit Committee	Mr. Guanghui Cheng
Independent Director, Audit Committee	Ms. Guangjun Lu
Secretary	Ms. Jun Man

Meeting Content:

A telephonic meeting of the Audit Committee was held on March 5, 2013. Mr. Yuanping He called the meeting to order at 2p.m., Beijing time, and Ms. Jun Man recorded the minutes. All members of the Audit Committee were present, and the meeting, having been duly convened, was ready to proceed with business.

In reference to the conference call between the Company and the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2013, the Audit Committee discussed that Mr. Daqing Han had asked for the Audit Committee’s formal opinion concerning Telestone’s accounting methods, particularly with respect to revenue recognition and asset classification.

Each of the three independent directors expressed his or her own opinion, and the Committee fully considered whether Telestone’s current accounting methods are appropriate.

After thorough discussion, the Audit Committee determined that its opinion is as follows:

The Audit Committee believes that, according to relevant sections of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), it cannot find sufficient evidence that Telestone’s current accounting methods should be changed. With respect to revenue recognition, the Committee specifically noted that, according to U.S. GAAP, revenue should be recognized when it meets four standards:

1.       There is convincing evidence showing that a buyer-seller relationship exists;

2.       Products have been delivered and/or services have been provided;

3.       Product prices provided by the seller to the buyer are fixed or can be determined; and

4.       Collectibility of payments is reasonably assured.

The Audit Committee believes that because Telestone has signed fixed-price sales contracts with the Company’s customers and has received confirmations of the delivery of goods and acceptance reports from the Company’s customers, the first three standards are clearly met.

As for the fourth standard, the Audit Committee believes this it is also clearly met as collectibility of payments is certain, based upon a number of factors. Included in these factors are the fact that that Telestone’s customers are China’s “Big-Three” carriers, who have excellent creditworthiness, which makes it reasonably certain that Telestone will collect its accounts receivable. Moreover, Telestone has been doing business with these customers for approximately 15 years, and only in recent years have the accounts receivable been delayed. The Committee believes this is a temporary issue that can be mitigated or solved as the customers’ capital situation improves and that no steps are necessary in terms of the Company’s accounting methods.

The Audit Committee is also aware of the discussions between management of the Company and the independent auditor of the Company that took place on March 1, 2013. As the Audit Committee is aware that the independent auditor is in agreement with the Company’s position and the position of the Audit Committee, the Audit Committee does not feel it is necessary to conduct a separate discussion regarding the issue at this time.

The Audit Committee determined that it will deliver its opinions to the Company and to the other members of the Board.

There being no further business to come before the meeting, the meeting was adjourned at 3 p.m.

*Remainder of page intentionally left blank*

The foregoing minutes of a meeting of the Audit Committee have been unanimously approved by the undersigned members of the Audit Committee.

Signature	Date

/s/ Yuanping He	March 5, 2013
Yuanping He

/s/ Guangjun Lu	March 5, 2013
Guangjun Lu

/s/ Guanghui Cheng	March 5, 2013
Guanghui Cheng

Telestone Technologies Corporation

Management Meeting Minutes

Meeting Time:                               11 a.m., March 1, 2013 (Beijing time)

Meeting Place:                              Headquarters of Telestone Technologies Corporation (“Telestone” or the “Company”) and via telephone

Meeting Subject:                          Conference call with the U.S. Securities and Exchange Commission (the “SEC”) concerning accounting treatments

Meeting Director:                         Daqing Han, Chairman and CEO of the Company

Participants:

Telestone
Title	Name
Chairman of the Board and CEO	Mr. Daqing Han
Independent Auditor, Mazars	Mr. Yicheng Ye
Independent Auditor, Mazars	Mr. Jinwei Su
Vice President and Chief Financial Officer	Ms. Xiaoli Yu
Board Secretary	Ms. Jun Man

Meeting Content:

A telephonic meeting between the Company’s management and the Company’s independent auditor Mazars was held on March 1, 2013. Mr. Daqing Han called the meeting to order at 11 a.m., Beijing time, and Ms. Jun Man recorded the minutes.

Based on the conference call with the SEC on February 27, 2013, Mr. Daqing Han asked for Mazars’ opinion whether Telestone’s current accounting treatments, especially for revenue recognition and asset classification, are appropriate.

Mazars believes that the Company has explained how its accounting treatments are based on and abide by the U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) in its written responses to SEC. If the SEC still believes Telestone should switch its accounting treatment, Mazars would hope that the SEC would offer a new principle to support such a position so that the management of Telestone and Mazars could evaluate such an argument.

Mazars believes according to relevant provisions of the U.S. GAAP, Telestone’s current accounting treatment of recognizing revenue on “accrual  basis” instead of “cash basis” is appropriate.

With respect to the issue of asset classification, Mazar’s believes: assets are classified as current if they fall within the “normal operating cycle”, which is a process that ends with cash realization. Every company has its own normal operating cycle in terms of goods and services provided. Since in general every company in the telecom industry who serves China’s “Big Three” tends to have a relatively long account receivables turnover period, it is not appropriate to classify current and non-current assets on a “one year” basis. Therefore, Telestone’s current accounting treatment regarding the classification of accounts receivable is considered appropriate.

There being no further business to come before the meeting, the meeting was adjourned at 3 p.m.

The foregoing minutes of a meeting of the management of the Company have been approved by the undersigned Chief Executive Officer of the Company.

Signature	Date

/s/ Daqing Han	March 1, 2013

Daqing Han

Chairman and CEO